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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 04 2010
Washington, DC
110

SEC FILE NUMBER
8-53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 AND ENDING 06/30/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 Fairview Center Drive #100
(No. and Street)

Fairview Park | Ohio | 44126
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary D. Klubnik 440-734-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ogg, Jeffrey P. CPA
(Name – *if individual, state last, first, middle name*)

4114 Secor Road | Toledo | Ohio | 43623
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D. Klubnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

BETTY A. LAWSON, NOTARY
STATE OF OHIO
MY COMMISSION EXPIRES: 9/27/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA Securities, Inc.
Financial Statements
For the Year ended June 30, 2010

SKA Securities, Inc.

June 30, 2010

TABLE OF CONTENTS



Tax and Accounting Services

Jeffrey P. Ogg, CPA Ltd.
4114 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Independent Auditor's Report

To the Board of Directors
SKA Securities, Inc.

We have audited the accompanying statement of SKA Securities, Inc. as of June 30, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our job is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKA Securities, Inc. at June 30, 2010 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose forming an opinion an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jeffrey P. Ogg, CPA Ltd

Toledo, OH
July 19, 2010

SKA Securities, Inc.
Statement of Financial Condition
June 30, 2010

ASSETS

Current assets		
Cash in checking and savings accounts		$ 14,827
FINRA daily account		92
Commissions receivable		6,720
Prepaid expenses		500
Income taxes receivable		1,367
	Total Current Assets	23,506
Other assets		
Workers compensation deposit		47
	TOTAL ASSETS	$ 23,553

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts Payable		$ 2,050
Accrued expenses		112
Deferred tax liability		458
	Total Current Liabilities	2,620
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 500 shares issued and outstanding		500
Additional paid-in capital		16,500
Retained earnings		6,510
Current year earnings		(2,577)
	Total Stockholders' Equity	20,933
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 23,553

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Income
For the year end June 30, 2010

Revenues			
Commission income, mutual funds		$ 38,809	
Pension plan administration		10,250	
Commission income, insurance		659	
College savings plans		304	
	TOTAL REVENUES		$ 50,022
Cost of sales-commissions			1,906
	GROSS PROFIT		48,116
Expenses			
Salaries and wages		15,853	
Rent		9,600	
Retirement plan contributions		1,453	
Payroll taxes		1,387	
Licenses and permits		1,020	
Audit fees		2,617	
Dues and subscriptions		515	
Office Expense		226	
Telephone		384	
Continuing education		200	
FINRA membership fees		2,920	
Insurance and workers compensation		100	
Outside Services		15,006	
			51,281
NET INCOME BEFORE INTEREST AND TAXES			(3,165)
Interest Income			10
Provision for income taxes, current			597
Provision for income taxes, deferred			(19)
	NET INCOME		$ (2,577)

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
Balances at June 30, 2009	$ 500	$ 16,500	$ 6,510	$ 23,510
Net income			(2,577)	(2,577)
Balances at June 30, 2010	$ 500	$ 16,500	$ 3,933	$ 20,933

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (2,577)
Changes in operating assets and liabililties	
Commissions receivable	(2,236)
FINRA daily account	75
Note receivable-related party	325
Income tax receivable	3,810
Account payable	2,050
Accrued expenses	(387)
Income tax payable	(50)
Deferred tax liability	19
Total adjustments	3,606
NET CASH USED BY OPERATING ACTIVITIES	1,029
NET DECREASE IN CASH	1,029
CASH AT BEGINNING OF YEAR	13,798
CASH AT END OF YEAR	$ 14,827
Income taxes paid during the year	$ 500

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days, that are not held for sale in the ordinary course of business.

Equipment – All acquisitions of property and equipment in excess of $1,000 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. As of June 30, 2010, there have been no purchases of equipment.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2010

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid at the end of the month for the current month.

NOTE 5 – LEASE OBLIGATIONS

The Company has a month-to-month lease for office space for a monthly rental of $800 per month.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space and shares administrative costs from a corporation that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5000 or greater. At June 30, 2009, the Company had a net capital of $18,852, which was $13,852 in excess of the required net capital.

NOTE 8 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 547	$ (81)
State	50	
Local	0	62
	$ 597	$ (19)

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2010

NOTE 9 – FAIR VALUE MEASUREMENTS

SFAS No. 157, Fair Value Measurements, defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1-Quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2-Observable inputs other than quoted prices in active markets.

Level 3-Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 Inputs.

The fair value of financial assets and liabilities measured at fair value on a recurring basis was as follows:

June 30, 2010	Level 1	Level 2	Level 3
	$0	$0	$0

NOTE 7 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 17, 2010, which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2010

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I.	Computation of Net Capital Under Rule 153-c1
Schedule II.	Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
Schedule III.	Report in Material Inadequacies Under Rule 17a-5(j) of the Securities and Exchange Commission

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2010

Net Capital		
Total Stockholders' Equity		$ 20,933
Deductions		
Nonallowable Assets		
Prepaid expenses	500	
Income tax receivable	1,367	
Workers compensation deposit	47	
FINRA deposits	92	2,006
Net capital		18,927
Required net capital		5,000
Excess net capital		$ 13,927

SKA Securities, Inc.
Schedule II
Reconcilliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of June 30, 2010

Net Capital per FOCUS Report	$ 18,927
Net Capital per audited financial statements	$ 18,927

SKA Securities, Inc.
Schedule III
Report on Material Inadequacies Under Rule 17a-5(j)
Of the Securities and Exchange Commission
June 30, 2010

For the year ended June 30, 2010, there were no material inadequacies found to exist.



Jeffrey P. Ogg, CPA Ltd.
4114 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

Report on Internal Control Required by SEC Rule 17a-5 For a Broker/Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
SKA Securities, Inc.

In planning and performing our audit of the financial statements of SKA Securities, Inc. (the Company), for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8j of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives in internal control and the practices and procedures are not to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that the error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on the understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Jeffrey P. Ogg, CPA Ltd
Toledo, Ohio
July 19, 2010